KIRKLAND LAKE GOLD REPORTS SOLID SECOND QUARTER 2019 FINANCIAL AND OPERATING RESULTS

Toronto, Ontario - July 30, 2019 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced the Company’s financial and operating results for the second quarter (“Q2 2019”) and first half of 2019 (“YTD 2019”). The Q2 2019 results include strong growth in production, net earnings and operating cash flow compared to the second quarter of 2018 (“Q2 2018”), as well as significant improvement in unit costs. The Company’s full consolidated financial statements and management discussion & analysis are available on SEDAR at www.sedar.com and on the Company’s website at www.klgold.com. All dollar amounts are in U.S. dollars, unless otherwise noted.

Key highlights of Q2 2019 results include:

•
Strong net earnings: Net earnings of $104.2 million ($0.50 per basic share) increased 69% from $61.5 million ($0.29 per basic share) in Q2 2018 and compared to record net earnings of $110.1 million ($0.52 per basic share) the previous quarter; adjusted net earnings in Q2 2019 totaled $105.5 million ($0.50 per basic share), 66% higher than $63.4 million ($0.30 per basis share) in Q2 2018 and versus record adjusted net earnings of $112.1 million ($0.53 per basic share in Q1 2019

•
Revenue grows 31%: Revenue totaled $281.3 million, 31% increase from $214.7 million in Q2 2018 and compared to record revenue of $304.9 million in Q1 2019; Q2 2019 gold sales of 212,091 ounces compared to 164,305 ounces in Q2 2018 and 232,929 ounces the previous quarter

•	Significant growth in EBITDA[1,2,3]: EBITDA of $185.8 million, 50% higher than $123.7 million in Q2 2018 and compared to record EBITDA of $201.6 million in Q1 2019

•	Operating cash flow increases 52%: Net cash provided by operating activities[3] of $178.4 million, 48% growth from $120.9 million in Q2 2018 and 2% higher than $174.4 million in Q1 2019

•
Continued Solid free cash flow[1]: Free cash flow of $53.0 million compared to $60.7 million in Q2 2018 and record free cash flow of $93.1 million the previous quarter, with the change from both prior periods reflecting increased capital expenditures in support of advancing key growth projects

•
Growth projects ramp up: Growth capital expenditures[1] totaled $48.5 million in Q2 2019 (excluding capitalized exploration), including $32.7 million at Macassa and $14.1 million at Fosterville; full-face sinking at Macassa #4 shaft project on track to commence in August 2019

•
Continued focus on exploration: Exploration and evaluation expenditures in Q2 2019 totaled $44.4 million ($6.2 million expensed and $38.2 million capitalized), with $29.4 million relating to the acceleration of advanced exploration work in the Northern Territory.

•	Continued strong operating results

◦	Production of 214,593 ounces, 30% increase from 164,685 ounces in Q2 2018 and compared to record quarterly production of 231,879 ounces the previous quarter

◦	Production costs of $66.2 million compared to $66.5 million in Q2 2018 and $70 million in Q1 2019

◦	Operating cash costs per ounce sold[1] averaged $312, 23% improvement from Q2 2018 and versus $290 the previous quarter

◦
AISC per ounce sold[1] averaged $638, 16% better than $757 in Q2 2018 and compared to $560 in Q1 2019 (change from previous quarter reflects reduced sales volumes and timing of sustaining capital expenditures).

•	Cash at June 30, 2019 totaled $469.4 million, 13% increase from $416.1 million at March 31, 2019 and 41% increase from $332.2 million at December 31, 2018.

Key highlights of YTD 2019 results include:

•	Record half-year financial results

◦	Net earnings of $214.3 million ($1.02/share), 92% increase from $111.5 million ($0.53/share) for YTD 2018

◦	Adjusted net earnings of $217.7 million ($1.04/share), 88% higher than $116.0 million ($0.55/share) for YTD 2018

◦	Net cash provided by operating activities of $352.7 million, 68% growth from $210.5 million for YTD 2018

◦	Free cash flow totaling $146.1 million, 32% higher than $110.9 million for same period in 2018

◦	Revenue of $586.2 million, 42% growth from $412.9 million for YTD 2018

◦	EBITDA of $387.4 million, 73% increase from $224.3 million for YTD 2018.

(1)	See “Non-IFRS Measures” later in this press release and on pages 27 - 33 of the MD&A for the three and six months ended June 30, 2019.

(2)	Refers to Earnings before Interest, Taxes, Depreciation, and Amortization.

(3)	Of continuing operations.

•	Strong YTD 2019 operating results

◦	Production of 446,472 ounces, 43% increase from YTD 2018

◦	Operating cash cost per ounce sold of $301, 29% improvement from same period in 2018

◦	AISC per ounce sold of $597, 25% better than $793 for YTD 2018.

•	Strong focus on shareholder returns in YTD 2019

◦	Common share price increased 58% (on TSX), to C$56.42/share at June 30, 2019 from C$35.60/share at December 31, 2018 (C$60.09/share at July 30, 2019)

◦
Quarterly dividend increased to $0.04/share (from C$0.04/share) for second quarter 2019 dividend, paid on July 12, 2019 to shareholders of record on June 28, 2019; change to paying dividend in US dollars increases value of dividend by approximately 30%

◦	Repurchased 400,000 common shares in Q2 2019 through Normal Course Issuer Bid for total cost of $12.8 (C$17.1) million.

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: “During Q2 2019, we continued to generate strong growth in production, earnings and cash flows compared to the same period in 2018. Fosterville achieved a record quarter and exceeded target production levels driven by higher than expected grades. Even more encouraging, we are now positioned to significantly grow production at Fosterville during the second half of the year. In Canada, tonnage at Macassa was affected by water in the mine from the spring run-off, and we had lower than planned grades at the Holt Complex. We have already seen higher production levels at Macassa in July, with the mine remaining on track to achieve its full-year guidance of over 240,000 ounces. At the Holt Complex, we are ramping up production at Holloway, and continue to target approximately 20,000 ounces for the year. We are also expecting higher levels of mill throughput at the Holt mine and expect to achieve increased production from the mine in the final two quarters of 2019. Based on our results to date, and expectations for the remainder of the year, we remain well positioned to achieve our full-year 2019 consolidated operating guidance, which includes production of 950,000 - 1,000,000 ounces with operating cash costs per ounce sold averaging $285 - $305 and AISC per ounce sold averaging $520 - $560.”

“Turning to our growth programs, we will be commencing full-face sinking at the Macassa #4 shaft project during August, which will mark a major milestone for the project. The project remains on track for phase one completion by the second quarter of 2022. At Fosterville, we continued to advance our key growth projects, including construction of a new ventilation system, paste-fill plant and new water treatment plant. The water treatment plant is expected to be in operation during the third quarter, with the ventilation and paste-fill projects also targeted for completion during the second half of the year. In the Northern Territory, we have accelerated advanced exploration work and are progressing with underground development aimed at supporting a potential resumption of operations.”

Review of Financial and Operating Performance

Table 1. Financial Highlights

(in thousands of dollars, except per share amounts)	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018
Revenue	$281,267	$214,653	$586,179	$412,890
Production costs	66,161	66,494	136,201	137,977
Earnings before income taxes	152,432	90,109	312,021	161,997
Net earnings	$104,195	$61,486	$214,341	$111,523
Basic earnings per share	$0.50	$0.29	$1.02	$0.53
Diluted earnings per share	$0.49	$0.29	$1.01	$0.52
Cash flow from operating activities	$178,378	$120,912	$352,742	$210,549
Cash investment on mine development and PPE	$125,341	$60,260	$206,655	$99,688

Table 2. Operating Highlights

	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018
Tonnes milled	369,359	406,185	788,319	823,541
Grade (g/t Au)	18.4	13.1	18.0	12.3
Recovery (%)	98.1%	96.4%	98.0%	96.3%
Gold produced (oz)	214,593	164,685	446,472	312,329
Gold Sold (oz)	212,091	164,305	445,020	312,068
Average realized price ($/oz sold)(1)	$1,320	$1,301	$1,313	$1,316
Operating cash costs per ounce ($/oz sold)(1)	$312	$404	$301	$424
AISC ($/oz sold)(1)	$638	$757	$597	$793
Adjusted net earnings(1)	$105,536	$63,441	$217,668	$116,002
Adjusted net earnings per share(1)	$0.50	$0.30	$1.04	$0.55

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 27-33 of this MD&A.

Revenue

Revenue in Q2 2019 totaled $281.3 million, an increase of $66.6 million or 31% from $214.7 million in Q2 2018. The increase in revenue from Q2 2018 largely reflected a 29% increase in gold sales, to 212,091 ounces, which had a $62.2 million favourable impact on revenue compared to Q2 2018. Also contributing to higher revenue was a $4.0 million impact from a higher average realized gold price, to $1,320 per ounce in Q2 2019 versus $1,301 per ounce in Q2 2018. The increase in gold sales was attributable to Fosterville, where ounces sold increased 78%, to 133,481 ounces from 75,100 ounces in Q2 2018. The favourable impact of higher gold sales at Fosterville more than offset lower sales volumes at Macassa and the Holt Complex compared to Q2 2018.

Q2 2019 revenue of $281.3 million compared to revenue of $304.9 million the previous quarter. A higher average realized gold price in Q2 2019, $1,320 per ounce versus $1,307 per in Q1 2019, had a $2.8 million favourable impact on the change in revenue compared to the previous quarter. Q2 2019 gold sales compared to record quarterly gold sales of 232,929 ounces in Q1 2019, with the change in gold sales reducing revenue by $27.2 million quarter over quarter. Q2 2019 gold sales at Fosterville were similar to the 132,048 ounces of gold sold in Q1 2019. Gold sales at Macassa in Q2 2019 of 55,010 ounces compared to gold sales of 67,305 ounces the previous quarter, when the mine achieved record production based on an average grade of 29.6 g/t in Q1 2019 (21.5 g/t in Q2 2019). Gold sales at the Holt Complex totaled 23,600 ounces versus 33,576 ounces in Q1 2019. The reduction in gold sales at the Holt Complex mainly reflected the impact of lower grades on production levels compared to the previous quarter.

Revenue for YTD 2019 totaled $586.2 million, an increase of $173.3 million or 42% from $412.9 million from YTD 2018. The increase in revenue from YTD 2018 reflected a 43% increase in gold sales, to 445,020 ounces, which had a $175.0 million favourable impact on revenue compared to YTD 2018. The strong growth in gold sales was driven by Fosterville, where gold sales totaled 265,529 ounces, an increase of 94% from 136,600 ounces for the same period in 2018. The favourable impact of significantly higher grades on production levels accounted for the increase in Fosterville’s gold sales year over year. Gold sales at Macassa for YTD 2019 increased 5%, to 122,315 ounces, as the favourable impact of a 24% increase in the average grade more than offset lower tonnes processed leading to higher levels of production compared to YTD 2018. Gold sales at the Holt Complex for YTD 2019 totaled 57,176 ounces versus 59,380 ounces for the same period in 2018. The average realized gold price for YTD 2019 was $1,313 per ounce, similar to the average realized gold price of $1,316 per ounce in YTD 2018. The change in the gold price reduced revenue by $1.3 million for YTD 2019 compared to the first half of 2018.

Earnings from Mine Operations

Earnings from mine operations in Q2 2019 totaled $175.3 million, an increase of 60% from $109.5 million in Q2 2018. The increase mainly reflected higher levels of revenue in Q2 2019. Production costs in Q2 2019 totaled $66.2 million versus $66.5 million for the same period in 2018. Depletion and depreciation costs in Q2 2019 totaled $33.1 million, which compared to $32.5 million in Q2 2018, as the impact of higher production volumes in Q2 2019 was largely offset by a reduction in depletion and depreciation expense on a per ounce produced basis driven by a larger depletion and depreciation base. The larger depletion and depreciation base resulted from an increase in Mineral Reserves at the Company’s operations following the release of the Company’s December 31, 2018 Mineral Reserve and Mineral Resource estimates on February 21, 2019. Royalty expense in Q2 2019 totaled $6.7 million versus $6.2 million in Q2 2018.

Q2 2019 earnings from mine operations of $175.3 million compared to earnings from mine operations of $185.3 million the previous quarter. The change mainly reflected higher levels of revenue in Q1 2019 driven by record quarterly gold sales. Production costs, depletion and depreciation costs and royalty expense were all lower in Q2 2019 compared to the previous quarter, mainly reflecting reduced production and sales volumes.

For YTD 2019, earnings from mine operations totaled $360.6 million, an increase of 78% from $202.2 million for YTD 2018. The year-over-year increase in earnings from mine operations mainly resulted from strong revenue growth driven by a 42% increase in gold sales. Production costs totaled $136.2 million compared to $138.0 million for YTD 2018. The reduction in production costs mainly reflected lower tonnes processed and the favourable impact of productivity improvement measures on production costs at the Macassa mine. Depletion and depreciation costs increased to $74.4 million from $60.4 million for YTD 2018, as the impact of significantly higher production volumes was only partially offset by lower depletion and depreciation costs. Royalty expense totaled $15.0 million versus $12.2 million for YTD 2018, with higher sales volumes accounting for the increase.

Unit Cost Performance (See Non-IFRS measures)

Operating cash costs per ounce sold in Q2 2019 averaged $312, a $92 or 23% improvement from $404 in Q2 2018. The significant improvement from Q2 2018 mainly resulted from a 40% improvement in the Company’s average grade, to 18.4 g/t from 13.1 g/t for the same period a year earlier. Operating cash costs per ounce sold at Fosterville averaged $120 per ounce sold, a 50% improvement from $239 in Q2 2018, reflecting the favourable impact of significantly higher grades in Q2 2019 versus Q2 2018. Operating cash costs per ounce sold at Macassa averaged $446 compared to $414 in Q2 2018, largely reflecting lower sales volumes resulting from reduced milled tonnes. Operating cash costs per ounce sold at the Holt Complex averaged $1,085 versus $848 for the same period in 2018. The main factor contributing to the increase in operating cash costs per ounce sold at the Holt Complex was the inclusion of the Holloway mine in Q2 2019 results following a decision to resume operations at the mine during Q1 2019. Excluding the impact of the Holloway mine, where work to ramp up production continued during the quarter, operating cash costs per ounce sold at the Holt Complex averaged $896 in Q2 2019.

Q2 2019 operating cash costs per ounce sold of $312 compared to operating cash costs per ounce sold of $290 in Q1 2019, with the change mainly reflecting the impact of lower tonnes milled, which more than offset the favourable impact of an improvement in the Company’s consolidated average grade, to 18.4 g/t in Q2 2019 versus 17.6 g/t the previous quarter. Fosterville’s operating cash costs per ounce sold improved 17% from the prior quarter, reflecting an improvement in the average grade to 39.9 g/t from 29.0 g/t in Q1 2019. Operating cash costs per ounce sold at Macassa increased in Q2 2019 from the record level of $332 in Q1 2019 when the mine achieved significant grade outperformance in stopes around the 5700 Level of the South Mine Complex

("SMC"). Operating cash costs per ounce sold at the Holt Complex in Q2 2019 increased from $780 in Q1 2019. Excluding the impact of the Holloway mine in both Q2 2019 and Q1 2019, operating cash costs per ounce sold at the Holt Complex of $896 in Q2 2019 compared to $713 the previous quarter, with the increase reflecting lower average grades at both Holt and Taylor versus the first quarter of the year.

Operating cash costs per ounce sold for YTD 2019 averaged $301, a 29% improvement from $424 for YTD 2018 and in line with full-year 2019 guidance of $285 - $305. For YTD 2019, Fosterville’s operating cash costs per ounce sold were $132, 49% better than $261 for the same period in 2018 reflecting an 81% increase in the average grade to 33.8 g/t for YTD 2019. At Macassa, operating cash costs per ounce sold averaged $384, a 15% improvement from $453 for YTD 2018. Like Fosterville, lower operating cash costs per ounce sold at Macassa also reflected higher grades, with the mill grade for YTD 2019 at Macassa averaging 25.7 g/t versus 20.7 g/t for YTD 2018. Operating cash costs per ounce sold at the Holt Complex averaged $906 for YTD 2019 ($789 excluding the impact of the Holloway mine), which compared to $744 for YTD 2018.

AISC per ounce sold in Q2 2019 averaged $638 or 16% better than the Q2 2018 average of $757, with lower operating cash costs per ounce sold largely accounting for the improvement from the same period in 2018. In addition, while sustaining capital expenditures increased to $49.8 million in Q2 2019 from $44.1 million in Q2 2018, they improved on a per ounce sold basis, to $235 per ounce sold in Q2 2019 from $268 per ounce sold in Q2 2018. AISC per ounce sold at Fosterville improved 41% to $318 in Q2 2019 from $538 in Q2 2018, with the improvement resulting from lower operating cash costs and sustaining capital expenditures on a per ounce sold basis. AISC per ounce sold at Macassa averaged $788 in Q2 2019, which compared to $687 in Q2 2018 as the impact of lower operating cash costs per ounce sold was more than offset by an increase in sustaining capital per ounce sold. AISC per ounce sold at the Holt Complex in Q2 2019 averaged $1,576 ($1,289 excluding the impact of the Holloway mine), which compared $1,262 in Q2 2018 when the Holloway mine was on care and maintenance.

Compared to the previous quarter, AISC per ounce sold of $638 in Q2 2019 increased from $560 in Q1 2019, reflecting higher sustaining capital expenditures as well as an increase in operating cash costs per ounce sold. Sustaining capital expenditures in Q2 2019 compared to sustaining capital expenditures in Q1 2019 of $42.0 million or $180 per ounce sold, with the increase in sustaining capital expenditures in Q2 2019 reflecting the timing of mobile plant and equipment purchases at Fosterville and increased capital development at the Holt and Holloway mines. AISC per ounce sold at Fosterville was largely unchanged from $315 in Q1 2019 as the impact of higher sustaining capital expenditures was offset by improved operating cash costs per ounce sold. Macassa’s Q2 2019 AISC per ounce sold increased from $602 the previous quarter reflecting both higher operating cash costs and sustaining capital expenditures on a per ounce sold basis, largely reflecting reduced gold sales compared to Q1 2019. AISC per ounce sold at the Holt Complex increased from $1,075 in Q1 2019 ($982 excluding the impact of the Holloway mine), with the increase reflecting higher sustaining capital expenditures and operating cash costs per ounce sold.

For YTD 2019, AISC per ounce sold averaged $597, 25% better than $793 for YTD 2018, reflecting both improved operating cash costs per ounce sold and sustaining capital expenditures per ounce sold versus the same period in 2018. Sustaining capital expenditures for YTD 2019 totaled $91.7 million or $206 per ounce sold, which compared to $86.2 million or $276 per ounce sold for YTD 2018. At Fosterville, AISC per ounce sold for YTD 2019 averaged $316, 43% better than $555 for the same period in 2018. On a year-to-date basis, AISC per ounce sold at Macassa improved 8%, to $686 for YTD 2019 from $747 for YTD 2018. AISC per ounce sold at the Holt Complex averaged $1,282 ($1,106 excluding the impact of the Holloway mine) versus $1,156 for YTD 2018.

Additional Expenses

Corporate G&A expense (excluding share-based payments expense and transaction costs) totaled $9.8 million compared to $5.8 million in Q2 2018 and $8.7 million the previous quarter. The increase from both prior periods largely related to the expansion of corporate capabilities in both Canada and Australia in support of the Company's continued growth. Share based payment expense in Q2 2019 totaled $2.4 million versus $1.6 million for the same period in 2018 and $3.4 million the previous quarter. The increase in share-based payment expense from Q2 2018 largely related to share-price appreciation, resulting in greater mark-to-market values for the Company’s outstanding deferred-share units. YTD corporate G&A expense totaled $18.4 million compared to $12.8 million for YTD 2018.

Exploration and evaluation expenditures (expensed) in Q2 2019 totaled $6.2 million versus $15.8 million in Q2 2018 and $12.0 million the previous quarter. As a result of a review of the Company's drilling programs, and the extent to which drilling is being completed contiguous to, and for the purpose of extending existing mining areas, a greater proportion of exploration expenditures in Q2 2019 were capitalized compared to the previous quarter. YTD 2019 exploration and evaluation expenditures (expensed) totaled $18.2 million versus $32.5 million for YTD 2018.

Other loss in Q2 2019 totaled $5.4 million, which compared to other income of $4.3 million in Q2 2018. The other loss in Q2 2019 mainly related to unrealized and realized foreign exchange losses of $4.5 million, largely reflecting the strengthening of the Canadian dollar relative to the US and Australian dollars during Q2 2019. Other income in Q2 2018 resulted from unrealized and realized foreign exchange gains of $6.5 million due to the weakening of the Australian dollar against the US dollar, partially offset by the impact of a $2.7 million pre-tax mark-to-market loss of the fair valuing of the Company’s warrant investments. Other loss in Q1 2019 of $2.1 million resulted from an unrealized and realized foreign exchange loss due to the strengthening of both the Australian and Canadian dollars against the US dollar during the quarter. For YTD 2019, other loss totaled $7.5 million, mainly reflecting unrealized and realized foreign exchange losses of $6.6 million, as well as a pre-tax mark-to-market loss of $0.9 million related to the fair valuing of warrant investments. Other loss for YTD 2019 compared to other income of $9.7 million for the same period in 2018, reflecting $10.4 million of unrealized and realized foreign exchange gains due to the strengthening of the US dollar during the first half of last year.

Finance costs in Q2 2019 totaled $0.3 million, mainly reflecting interest expense on financial leases and other loans. Finance costs totaled $1.1 million in Q2 2018 and $0.7 million the previous quarter. YTD 2019 finance costs totaled $1.0 million versus $1.8 million for YTD 2018.

Finance income, mainly related to interest income on bank deposits, totaled $1.4 million in Q2 2019 versus $0.9 million for the same period in 2018 and unchanged from the previous quarter. YTD 2019 finance income totaled $2.8 million compared to $1.7 million for YTD 2018, with the increase reflecting higher cash balances during the first half of 2019 versus the same period in 2018.

Income tax expense in Q2 2019 included current income tax expense of $35.3 million and deferred income tax expense of $12.9 million. In Q2 2018, current income tax expense totaled $10.5 million, with deferred income tax expense totalling $18.1 million with the high level of deferred income tax expense resulting from the utilization of $16.3 million of deferred tax assets in respect of loss carryforwards during Q2 2018 to reduce current income tax expense. Q1 2019 included current income tax expense of $40.9 million and deferred income tax expense of $8.5 million. The Company’s effective tax rate in Q2 2019 was 31.6%, which compared to 31.8% in Q2 2018 and 31.0% the previous quarter. For YTD 2019, current income tax expense totaled $76.2 million versus $15.7 million for YTD 2018, while deferred income tax expense for YTD 2019 was $21.5 million compared to $34.8 million for the same period in 2018. The higher levels of deferred income tax expense compared to current income tax expense for YTD 2018 resulted from the utilization of $28.7 million of deferred tax assets in respect of loss carryforwards during the first half of 2018 to reduce current income tax expense. The Company’s effective tax rate for YTD 2019 was 31.3% compared to 31.6% for YTD 2018.

Net earnings in Q2 2019 total $104.2 million or $0.50 per basic share

Net earnings in Q2 2019 totaled $104.2 million ($0.50 per basic share), an increase of $42.7 million or 69% from $61.5 million ($0.29 per basic share) in Q2 2018. The $42.7 million increase in net earnings from Q2 2018 largely reflected a 31% increase in revenue, improved unit costs and lower exploration and evaluation expenditures compared to the same period in 2018. Partially offsetting these factors were higher corporate G&A expense and other loss of $5.4 million versus other income of $4.3 million in Q2 2018. Q2 2019 net earnings compared to net earnings of $110.1 million ($0.52 per basic share) in Q1 2019, a 5% reduction in earnings from mine operations, reflecting lower revenue, as well as an increased other loss that more than offset the impact of reduced exploration and evaluation costs and lower finance costs.

Net earnings for YTD 2019 totaled $214.3 million ($1.02 per basic share), an increase of $102.8 million or 92% from $111.5 million ($0.53 per basic share). The increase was driven by strong revenue growth, improved unit costs as well as lower expensed exploration and evaluation costs, which more than offset higher corporate G&A expense and other loss of $7.5 million versus other income of $9.7 million for the same period in 2018.

Adjusted net earnings (Non-IFRS) in Q2 2019 total $105.5 million or $0.50 per basic share

The Company's adjusted net earnings in Q2 2019 totaled $105.5 million ($0.50 per basic share), compared to $63.4 million ($0.30 per basic share) in Q2 2018 and $112.1 million ($0.53 per basic share) in Q1 2019. The difference between adjusted net earnings and net earnings in Q2 2019 related to the exclusion from adjusted net earnings of severance costs as well as a mark-to-market loss on fair valuing the Company’s warrant investments. The difference between adjusted net earnings and net earnings in Q2 2018 was entirely related to fair valuing the Company’s warrant investments. The difference between adjusted net earnings and net earnings in Q1 2019 mainly related to the exclusion from adjusted net earnings of purchase price allocation adjustments on inventory, as well as severance costs.

Adjusted net earnings for YTD 2019 totaled $217.7 million ($1.04 per basic share), which compared to $116.0 million ($0.55 per basic share) for YTD 2018. The difference between net earnings and adjusted net earnings for YTD 2019 mainly reflected the exclusion from adjusted net earnings of purchase price allocation adjustments on inventory and severance payments. The difference between net earnings and adjusted net earnings for YTD 2018 reflected the exclusion from adjusted net earnings of losses related to purchase price allocation adjustments on inventory.

Q2 2019 net cash provided by operating activities of $178.4 million, free cash flow (Non-IFRS) totals $53.0 million

Cash totaled $469.4 million at June 30, 2019, an increase of $137.2 million or 41% from $332.2 million at December 31, 2018 and $53.3 million or 13% from March 31, 2019. The increase in cash during Q2 2019 mainly reflected the $178.4 million of net cash provided by operating activities for the quarter, which compared to net cash provided by operating activities of $120.9 million and $174.4 million in Q2 2018 and Q1 2019, respectively. The 48% increase from Q2 2018 mainly reflecting strong earnings growth compared to the same period in 2018. The 2% increase in net cash provided by operating activities from the previous quarter mainly reflected reduced income taxes paid, largely reflecting cash payment of a significant component of the Company’s 2018 Ontario Mining Tax obligations during Q1 2019.

Among the main uses of cash during Q2 2019 was $102.3 million of net cash used for investing activities, which compared to $75.8 million in Q2 2018 and $86.0 million in Q1 2019. The increase in net cash used in investing activities in Q2 2019 related to significant increases in additions to mining interests and plant and equipment in support of both current operations and the continued advancement of the Company’s growth projects. Partially offsetting the impact of increased capital expenditures on net cash used in investing activities was the release of $22.4 million of previously-restricted cash reflecting changes in security requirements related to rehabilitation performance guarantees. Net cash used in financing activities in Q2 2019 totaled $20.2 million versus $14.1 million in Q2 2018 and $8.3 million the previous quarter. The increase in cash used in financing activities in Q2 2019 compared to Q2 2018 mainly related to $12.8 million used to repurchase 0.4 million common shares (versus $1.0 million to repurchase 69,400 shares in Q2 2018) and $6.3 million used for a dividend payment of C$0.04 per share (paid on April 12, 2019 to shareholders of record on March 31, 2019), which compared to $3.3 million of dividend payments in Q2 2018, when the dividend was C$0.02 per share. Partially offsetting the increased use of cash for share repurchases and dividend payments, was a reduction in the payment of lease obligations to $3.7 million in Q2 2019 from $10.4 million for the same period in 2018. Compared to the previous quarter, there were no share repurchases in Q1 2019. Cash used for dividend payments and the payment of lease obligations was unchanged in Q2 2019 compared to the previous quarter.

For YTD 2019, net cash provided by operating activities totaled $352.7 million, an increase of $142.2 million or 68% from $210.5 million for YTD 2018. The increase from the same period in 2018 mainly reflected the 92% increase in net earnings year over year. Partially offsetting the impact of increased net earnings was an increase in income taxes paid to $29.4 million from $8.4 million for YTD 2018, as well as a reduction of $14.7 million related to changes in non-cash working capital, which compared to an increase in cash of $6.6 million for the same period in 2018. Net cash used in investing activities for YTD 2019 totaled $188.3 million, an increase of $73.8 million or 64% from $114.5 million. The increase reflected higher levels of growth and sustaining capital expenditures for YTD 2019, partially offset by the release of previously-restricted cash of $22.4 million in YTD 2019 and a reduction in investments in public and private entities ($4.6 million for YTD 2019 versus $16.1 million for YTD 2018, with the latter related to the purchase of 4.0 million share of Novo Resources for C$5.00 per share in May 2018). Net cash used in financing activities for YTD 2019 totaled $28.5 million, which compared to $20.4 million for the same period in 2018. The increase related to the $12.8 million used for share repurchases in Q2 2019 versus $1.0 million used in YTD 2018, and $12.7 million of cash used for dividend payments in the first six months of 2019 compared to $6.7 million for YTD 2018.

Free cash flow in Q2 2019 totaled $53.0 million, which compared to $60.7 million in Q2 2018 and record free cash flow of $93.1 million the previous quarter. The change in free cash flow in Q2 2019 compared to both prior periods resulted from significant growth in mineral property additions and additions to property, plant and equipment, as investment levels rose both at current operations and to advance the Company’s growth plans, which more than offset increases in net cash provided by operating activities in Q2 2019 compared to Q2 2018 and Q1 2019. For YTD 2019, free cash flow totaled $146.1 million, an increase of $35.2 million or 32% as the impact of higher levels of mineral property additions and additions to property, plant and equipment was more than offset by the 68% increase in net cash provided by operating activities, to $352.7 million for YTD 2019.

Table 3. Review of Financial Performance

(in thousands except per share amounts)	Three Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018

Revenue	$281,267	$214,653	$586,179	$412,890

Production costs	(66,161)	(66,494)	(136,201)	(137,977)
Royalty expense	(6,716)	(6,217)	(15,000)	(12,235)
Depletion and depreciation	(33,064)	(32,484)	(74,364)	(60,432)
Earnings from mine operations	175,326	109,458	360,614	202,246

Expenses
General and administrative(1)	(12,131)	(7,468)	(24,230)	(16,228)
Exploration and evaluation	(6,214)	(15,763)	(18,236)	(32,466)
Care and maintenance	(215)	(230)	(411)	(1,039)
Earnings from operations	156,766	85,997	317,737	152,513

Finance and other items
Other income (loss), net	(5,384)	4,290	(7,501)	9,654
Finance income	1,357	943	2,795	1,661
Finance costs	(307)	(1,121)	(1,010)	(1,831)

Earnings before taxes	152,432	90,109	312,021	161,997
Current income tax expense	(35,291)	(10,526)	(76,212)	(15,672)
Deferred tax expense	(12,946)	(18,097)	(21,468)	(34,802)

Net earnings	$104,195	$61,486	$214,341	$111,523

Basic earnings per share	$0.50	$0.29	$1.02	$0.53
Diluted earnings per share	$0.49	$0.29	$1.01	$0.52

(1)
General and administrative expense for Q2 2019 include general and administrative expenses of $9.8 million ($5.8 million in Q2 2018 and $8.7 million in Q1 2019), and share based payment expense of $2.4 million ($1.6 million in Q2 2018 and $3.4 million in Q1 2019).

Full-Year 2019 Guidance
2019 Guidance (as at May 7, 2019)(1)

($ millions unless otherwise stated)	Macassa	Holt Complex(2)	Fosterville	Consolidated
Gold production (kozs)	240 - 250	140 - 150	570 - 610	950 - 1,000
Operating cash costs/ounce sold ($/oz) (3)	$400 - $420	$660 - $680	$130 - $150	$285 - $305
AISC/ounce sold ($/oz) (3)				$520 - $560
Operating cash costs (3)				$290 - $300
Royalty costs				$25 - $30
Sustaining and growth capital(3)				$150 - $170
Growth capital(3)(4)				$155 - $165
Exploration and evaluation(5)				$100 - $120
Corporate G&A(6)				$26 - $28

(1)	Full-year 2019 guidance as at May 7, 2019

(2)
Production and operating cash cost guidance for the Holt Complex for full-year 2019 includes results for the Holloway mine, which resumed operations during Q1 2019, as one of three mines included in the Holt Complex.

(3)
See “Non-IFRS Measures” set out starting on page 27 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs per ounce and AISC per ounce sold are comparable to production costs on a unit basis. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.33 and a US$ to A$ exchange rate of 1.41.

(4)
Growth capital expenditure guidance as at May 7, 2019 excluded $18.4 million of capital expenditures related to the Macassa #4 shaft project, which are expected to be recorded as capital expenditures in 2019, but were paid in cash on an advanced basis in 2018.

(5)
Exploration and evaluation expenditures guidance for full-year 2019 include both expensed and capitalized exploration expenditures. All capitalized expenditures related to the Northern Territory are included in exploration and evaluation expenditures consistent with the advanced exploration program being carried out in the Northern Territory in 2019.

(6)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

YTD 2019 Results

($ millions unless otherwise stated)	Macassa	Holt Complex(2)	Fosterville	Consolidated
Gold production (kozs)	121,972	55,355	269,145	446,472
Operating cash costs/ounce sold ($/oz)(1)	$384	$906	$132	$301
AISC/ounce sold ($/oz)(1)				$597
Operating cash costs (1)				$133.7
Royalty costs				$15.0
Sustaining capital(1)				$91.7
Growth capital (excluding capitalized exploration)(1)(3)				$88.3
Exploration (including capitalized exploration)(4)				$72.3
Corporate G&A expense(5)				$18.4

(1)
See “Non-IFRS Measures” set out starting on page 27 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs per ounce and AISC per ounce sold are comparable to production costs on a unit basis. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.33 and a US$ to A$ exchange rate of 1.42.

(2)	Production, cost and expenditure results in YTD 2019 include results for the Holloway mine, which resumed operations during Q1 2019, as one of three mines included in the Holt Complex.

(3)
Growth capital expenditures exclude $18.4 million of capital expenditures related to the Macassa #4 shaft project, which have been recorded as capital expenditures in YTD 2019, but were paid in cash on an advanced basis in 2018.

(4)
Exploration and evaluation expenditures include both expensed and capitalized exploration expenditures. All capitalized expenditures related to the Northern Territory are being included in exploration and evaluation expenditures consistent with the advanced exploration program being carried out in the Northern Territory in 2019.

(5)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

▪
Gold production for YTD 2019 totaled 446,472 ounces, a 43% increase from YTD 2018 driven by record production at Fosterville. The Company ended the first half of 2019 well positioned to achieve its improved full-year 2019 consolidated production guidance of 950,000 - 1,000,000 ounces of gold, with production at both Fosterville and the Holt Complex expected to increase in the second half of 2019. At Fosterville, production in the second half of 2019 is expected to increase significantly from 269,145 ounces for YTD 2019 as development advances to depth into the high-grade Swan

Zone. Production at the Holt Complex is expected to increase as operations ramp up at Holloway and tonnes processed increase at the Holt mine. Macassa ended YTD 2019 with production of 121,972, with the mine entering the second half of the year on track to achieve full-year 2019 guidance of 240,000 - 250,000 ounces.

▪
Production costs for YTD 2019 totaled $136.2 million. Operating cash costs for the first half of the year totaled $133.7 million, in line with target levels. Operating cash costs are expected to increase in the second half of the year as production volumes increase at Fosterville as well as at the Holloway Mine.

▪
Operating cash costs per ounce sold for YTD 2019 averaged $301, in line with full-year 2019 guidance of $285 - $305. For YTD 2019, Macassa’s operating cash costs per ounce sold averaged $384, better than the target range of $400 - $420, largely reflecting a better than expected average grade for the first half of the year of 25.7 g/t. Fosterville’s operating cash costs per ounce sold averaged $132 during YTD 2019, in the low end of full-year 2019 guidance of $130 - $150. Operating cash costs per ounce sold at the Holt Complex averaged $906, well above the target range of $660 - $680. Unit costs are expected to improve at the Holt Complex in the second half of 2019 as production ramps up at the Holloway mine and tonnes processed increase at Holt.

▪
AISC per ounce sold for YTD 2019 averaged $597, above full-year 2019 guidance of $520 - $560. AISC per ounce sold is expected to improve during the second half of the year as quarterly production increases at Fosterville and sustaining capital expenditure levels decline at Macassa.

▪	Royalty costs for YTD 2019 totaled $15.0 million. The Company continues to target total royalty expense for full-year 2019 of $25 - $30 million.

▪
Sustaining capital expenditures for YTD 2019 totaled $91.7 million and was tracking ahead of the existing full-year 2019 target range of $150 - $170 million. The level of sustaining capital expenditures during YTD 2019 reflected the weighting of expenditures for capital development and the procurement of mobile equipment at Macassa to the first half of the year.

▪
Growth capital expenditures totalled $88.3 million for YTD 2019 (excluding capitalized exploration), which compared to full-year 2019 guidance of $155 - $165 million. Of total growth capital expenditures for YTD 2019, Macassa accounted for $58.8 million, with approximately $42.4 million relating to the #4 shaft project and the remainder largely funding a thickened tails project and the construction of a new tailings impoundment area. Fosterville accounted for $25.8 million of growth capital expenditures for YTD 2019, mainly related to the mine’s three key projects, including the new ventilation system, the paste fill plant and a new water treatment plant.

▪
Exploration and evaluation expenditures for YTD 2019 totaled $72.3 million (including capitalized exploration), which compared to full-year 2019 guidance of $100 - $120 million. Of total exploration expenditures, approximately $66.1 million were in Australia, including $49.6 million in the Northern Territory and $16.5 million at Fosterville. During Q2 2019, the Company accelerated advanced exploration work in the Northern Territory, including increasing underground development in support of a potential resumption of operations later this year. Drilling in the Northern Territory in YTD 2019 focused on infill and extension drilling at the Lantern and Cosmo deposits and the continued evaluation of targets at Union Reefs and, commencing in Q2 2019, at Pine Creek. Drilling at Fosterville focused on underground drilling in the Lower Phoenix and Harrier systems, surface drilling at Robbin’s Hill, as well as exploration work at a number of regional targets. In Canada, exploration expenditures for YTD 2019 totaled $6.2 million and mainly focused on drilling at Macassa and Taylor in support of growing and converting Mineral Resources as well as identifying new areas of high-grade mineralization.

▪	Corporate G&A expense for YTD 2019 totaled $18.4 million, with full-year corporate G&A costs now expected to exceed the existing target range of $26 - $28 million.

Q2 2019 Financial Results and Conference Call Details
A conference call to discuss the Q2 2019 results will be held by senior management on Wednesday, July 31, 2019, at 10:00 am ET. Call-in information is provided below. The call will also be webcast and accessible on the Company’s website at www.klgold.com.

Date:	WEDNESDAY, July 31, 2019
Conference ID:	7986489
Time:	10:00 am ET
Toll-free number:	(833) 241-7254
International callers:	(647) 689-4218
Qualified Persons
Natasha Vaz, P.Eng., Vice President, Technical Services is a “qualified person” as defined in National Instrument 43-101 and has reviewed and approved disclosure of the technical information and data in this News Release.

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 723,701 ounces in 2018 and is on track to achieve significant production growth over the next three years, including target production of 950,000 - 1,000,000 ounces in 2019, 930,000 - 1,010,000 ounces in 2020 and 995,000 - 1,055,000 ounces in 2021. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

Non-IFRS Measures
The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Free Cash Flow
In the gold mining industry, free cash flow is a common performance measure with no standardized meaning. The Company calculates free cash flow by deducting cash capital spending (capital expenditures for the period, net of expenditures paid through finance leases) from net cash provided by operating activities.
The Company discloses free cash flow as it believes the measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow after capital investments and build the cash resources of the Company The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities less net cash used in investing activities.

Operating Cash Costs and Operating Cash Costs per Ounce Sold
Operating cash costs and operating cash cost per tonne and per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash cost per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by volume of gold ounces sold.
The Company discloses operating cash costs and operating cash cost per tonne and per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash costs and operating cash cost per ounce of gold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Sustaining and Growth Capital
Sustaining capital and growth capital are Non-IFRS measures. Sustaining capital is defined as capital required to maintain current operations at existing levels. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations. Both measurements are used by management to assess the effectiveness of investment programs.

AISC and AISC per Ounce Sold
AISC and AISC per ounce are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013.
The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital, corporate expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

Average Realized Price per Ounce Sold
In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounces sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Adjusted Net Earnings and Adjusted Net Earnings per Share
Adjusted net earnings and adjusted net earnings per share are used by management and investors to measure the underlying operating performance of the Company.
Adjusted net earnings is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including transaction costs and executive severance payments, purchase price adjustments reflected in inventory and other non-recurring items. Adjusted net earnings per share is calculated using the weighted average number of shares outstanding for adjusted net earnings per share.

Earnings before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Working Capital
Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning.
The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity.

Risks and Uncertainties
The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Kirkland Lake Gold is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates (which assume accuracy of projected grade, recovery rates, and tonnage estimates and may be impacted by unscheduled maintenance, labour and other operating or technical difficulties), including the ability to extract anticipated tonnes and successfully realizing estimated grades; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves; foreign exchange risks; changes in applicable laws and regulations (including tax legislation); regulatory; tax matters and foreign mining tax regimes, as well as health, safety, and environmental risks. For more extensive discussion on risks and uncertainties refer to the “Risks and Uncertainties” section in the December 31, 2018 Annual Information Form and the Company’s MD&A for the period ended December 31, 2018 filed on SEDAR.

Cautionary Note Regarding Forward-Looking Information
Certain statements in this press release constitute ‘forward looking statements’, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.
Among factors that cause actual events to differ materially from projected events are, among others, the development of the Company’s properties and the anticipated timing thereof, expected production from, and the further potential of, the Company’s properties, the anticipated timing and commencement of exploration programs on various targets within the Company’s land holdings, the ability to lower costs and gradually increase production, the ability of the Company to successfully achieve business objectives, the ability of the Company to achieve its longer-term outlook and the anticipated timing and results thereof, the performance of the Company’s equity investments and the ability of the Company to realize on its strategic goals with respect to such investments, the effects of unexpected costs, liabilities or delays, the potential benefits and synergies and expectations of other economic, business and or competitive factors, the Company's expectations in connection with the projects and exploration programs being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating gold prices, currency exchange rates (such as the Canadian dollar versus the US dollar), mark-to-market derivative variances, possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, risks related to information technology and cybersecurity, timing and costs associated with the design, procurement and construction of the Company’s various capital projects, including but not limited to the #4 Shaft project at the Macassa Mine, the ventilation, paste plant and water treatment facility at the Fosterville Mine, the ability to obtain the necessary permits in connection with the rehabilitation of the Macassa tailings facility and the development of a new tailings facility and the anticipated results associated therewith, the ability to obtain renewals of certain exploration licences in Australia, native and aboriginal heritage issues, risks relating to infrastructure, permitting and licenses, exploration and mining licences, government regulation of the mining industry, risks relating to foreign operations, uncertainty in the estimation and realization of mineral resources and mineral reserves, quality and marketability of mineral product, environmental regulation and reclamation obligations, risks relating to the Northern Territory wet season, risks relating to litigation, risks relating to changes to tax law and regulations and the Company's interpretation thereof, foreign mining tax regimes and the potential impact of any changes to such foreign tax regimes, competition, currency fluctuations, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance, as well as those risk factors discussed or referred to in the AIF of the Company for the year ended December 31, 2018 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.

Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for eventual economic extraction. Measured and indicated resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that Measured or Indicated mineral resources can be upgraded to mineral reserves through continued exploration and positive economic assessment.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates
This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)-CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).
Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.
In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.
Accordingly, information contained in this Management’s Discussion and Analysis contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.
This document uses the terms “Measured”, “Indicated” and “Inferred” Resources. US investors are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of pre-feasibility, feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

FOR FURTHER INFORMATION PLEASE CONTACT
Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com